Exhibit 99.1

28 April 2023

PureTech Health plc

PureTech Announces Annual Results for Year Ended December 31, 2022

Strong capital base with PureTech level cash, cash equivalents and short-term investments of $339.5 million1 and consolidated cash, cash equivalents and short-term investments of $350.1 million,2 as of December 31, 2022.

Rapid advancement of PureTech’s Wholly Owned Pipeline, with four clinical stage therapeutic candidates, including LYT-100 (ongoing registration-enabling trial in IPF), LYT-300 (Phase 2 ready in both anxiety and postpartum depression), LYT-200 (two ongoing Phase 1b trials in solid tumors and hematological malignancies) and LYT-503 (Phase 1 partnered program).

Strong clinical, commercial and financial momentum across PureTech’s Founded Entities, including Karuna’s two positive Phase 3 trials for KarXT in schizophrenia, clinical data from Vor and Vedanta, commercial progress with EndeavorRx® and Plenity® and $1.28 billion raised by Founded Entities in the period.3

As of March 31, 2023, PureTech level cash, cash equivalents and short-term investments were $389.4 million,4 providing operational runway into Q1 2026.

Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) today announces its results for the year ended December 31, 2022, as well as its cash balance as of the first quarter ended March 31, 2023. The following information represents select highlights from the full UK annual report and accounts, except as noted herein, a portion of which will be filed as an exhibit to PureTech’s Annual Report on Form 20-F for the year ended December 31, 2022, to be filed with the United States Securities and Exchange Commission (the “SEC”) and is also available at https://investors.puretechhealth.com/financials-filings/reports.

Webcast and conference call details

Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, April 28, 2022, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech’s website under the Events and Presentations tab. To join by phone, please dial:

United Kingdom (Local): 020 3936 2999

United States (Local): 1 845 213 3398

All other locations: +44 20 3936 2999

Access Code: 661094

For those unable to listen to the call live, a replay will be available on the PureTech website.

Commenting on the annual results, Daphne Zohar, Founder and Chief Executive Officer of PureTech, said:

“2022 was an exceptional year that has shaped the next phase of PureTech’s development and furthered our mission of giving life to new classes of medicines to change the lives of patients with devastating diseases.

“I’m proud that we continue to have one of the most productive track records in biopharma. Across our Wholly Owned Pipeline and Founded Entities, we’ve developed the platforms and programs resulting in 27 therapeutics and therapeutic candidates. Two have gone from inception at PureTech through FDA and EU regulatory clearances, and a third (Karuna’s KarXT) is expected to be filed soon for FDA approval. Within our Wholly Owned Pipeline alone, we completed five clinical trials in 2022, making this our busiest year in the clinic yet.

“Notably, it is due to the success of our unique model that we have been able to generate non-dilutive funding to support our clinical progress and innovation engine, and we have not needed to raise money from the capital markets in over five years. In the last 8 months alone, we generated approximately $215.4 million from a combination of sale of Founded Entity stock and the upfront payment from Royalty Pharma, which acquired an interest in our royalty in Karuna’s KarXT for up to $500 million.

“Looking ahead to the next 12 months, we anticipate multiple important catalysts. We have also advanced several additional molecules into candidate selection, and we expect to announce progress towards the clinic with these new candidates in due course.

“PureTech is poised for another dynamic year as we enter the next phase of our growth with a promising Wholly Owned Pipeline. We believe we are in a position to move these new medicines forward quickly and efficiently, and we expect to achieve a number of milestones over the course of 2023 and beyond.”

Also commenting on the annual results, Christopher Viehbacher, Chair of PureTech’s Board, said:

“As a member of PureTech’s Board of Directors for nearly a decade, I have seen the Company grow as a biopharmaceutical pioneer, and 2022 was the most noteworthy year yet. PureTech’s track record of clinical success is six times the industry average, and the Company has pioneered new classes of medicine that are positioned to impact the lives of millions of patients.

“What also stands out to me is how our disciplined approach to development and financial management has created a focused, well-capitalized organization with a clear mission and differentiated value. I have consistently been impressed by how much PureTech achieves with very little resources, especially relative to many of its peers. Given the current macro-economic conditions, this will only become more imperative for companies and the patients and shareholders they serve.

“I am proud to have worked so closely with such a talented and passionate team as I conclude my tenure as Board Chair. As PureTech embarks on a new phase of clinical expansion, I look forward to the multiple exciting milestones ahead in important areas of medical need. The groundbreaking business model and seasoned management team of PureTech remain standouts in the industry, and I believe this will steer the enterprise through continued success in 2023 and beyond. On behalf of the Board, I thank our shareholders for your continued support of our work to change the treatment paradigm for patients.”

As previously noted, Mr. Viehbacher was recently appointed President, Chief Executive Officer and a member of the Board of Biogen Inc. (Nasdaq: BIIB). Given the time commitment required by this new role, Mr. Viehbacher will not stand for re-election at the Company’s 2023 Annual General Meeting (AGM) and accordingly will step down from the Company’s Board of Directors effective from the close of the AGM. The Nomination Committee has initiated a process to identify a new Chair, and, in the interim, Dr. Raju Kucherlapati will serve as Interim Chair to fulfill the leadership requirements and governance obligations of the role. In addition, Dr. John LaMattina will join the Audit Committee of the Board, filling the seat vacated by Mr. Viehbacher. The changes to the Board roles of Drs. Kucherlapati and LaMattina will be effective from the close of the Company’s AGM.

Continued advancement and growth of PureTech’s Wholly Owned Programs5

PureTech’s Wholly Owned Programs advanced rapidly in 2022. Its pipeline includes five therapeutic candidates, four of which are currently clinical stage, including one partnered program. The majority of these candidates are centered around enhancing on-target efficacy, enabling oral administration or improving tolerability to unlock new classes of medicine that have previously been held back by one of these issues. PureTech achieves this by applying unique insights or technology. Several upcoming milestones are anticipated for these candidates, including the following:

•

LYT-100 (deupirfenidone) is in development for the potential treatment of conditions involving inflammation and fibrosis, including idiopathic fibrosis (IPF), for which current standards of care are associated with significant tolerability issues, resulting in approximately three out of four patients in the U.S. foregoing treatment with these otherwise efficacious medicines.[6] LYT-100 is a deuterated form of one of the two standard of care treatments, pirfenidone, which has proven efficacy and has been shown to improve survival in these patients by approximately three years, but its side effects cause patients to discontinue or dose reduce, thereby limiting its effectiveness.[7] LYT-100 has shown a 50% reduction in gastrointestinal tolerability issues in a head-to-head study versus pirfenidone, and it can be dosed at a higher exposure level, but with a lower Cmax, than the FDA-approved dosage of pirfenidone, potentially enabling improved efficacy. PureTech is currently evaluating two doses of LYT-100, one with comparable exposure to the approved dose of pirfenidone and one with a higher level of exposure, in a global, randomized double blind, placebo-controlled trial in patients with IPF, which is expected to serve as the first of two registration enabling trials. Topline results are expected in 2024.

•

LYT-300 (oral allopregnanolone) is in development for the potential treatment of anxiety disorders and postpartum depression (PPD) where there is a need for more effective treatments that work quickly, have more favorable tolerability and can be administered orally. A placebo-controlled, Phase 2a, proof-of-concept trial using a validated clinical model of anxiety in healthy volunteers is expected to begin in the first half of 2023, with topline results anticipated by the end of 2023. An open-label, Phase 2a, proof-of-concept clinical trial in women with PPD is expected to begin in the second half of 2023.

•

LYT-200 (anti-galectin-9 mAb) is in development for the potential treatment of metastatic solid tumors that have poor survival rates as well as hematological malignancies, such as acute myeloid leukemia (AML), where more than 50% of patients either don’t respond to initial treatment or experience relapse after responding to initial treatment.[8] In 2022, PureTech initiated a Phase 1b trial in AML, and initial results from a subset of patients are expected by the end of 2023. In the 2023 post-period, PureTech also initiated a Phase 1b trial of LYT-200 in combination with an anti PD-1 antibody, tislelizumab, in patients with urothelial or head and neck cancer. Topline results are expected in 2024.

•

LYT-310 (oral cannabidiol [CBD]) is in development to expand the therapeutic application of CBD across a range of epilepsies and neurological disorders. LYT-310 is designed to enable oral administration of CBD in a capsule or other patient-friendly metho of administration; expand the use of CBD into a broad range of therapeutic areas and patient populations (such as adolescents and adults) where higher doses are required to achieve a therapeutic effect; potentially improve safety and reduce gastrointestinal (GI) tract side effects that are associated with the currently approved CBD-based treatment by reducing GI and liver exposure; and allow for a readily scalable, consistent product in a cost-effective manner. LYT-310 is expected to enter the clinic in the fourth quarter of 2023.

Financial Highlights

•	In 2022, PureTech disposed of 602,100 shares of Karuna common stock for cash consideration of approximately $115.4 million.

•	PureTech level cash, cash equivalents and short-term investments were $339.5 million as of December 31, 2022.[1]

•	Consolidated cash, cash equivalents and short-term investments, which includes cash held at the PureTech level and at Controlled Founded Entities, were $350.1 million as of December 31, 2022.[2]

•	PureTech’s Founded Entities raised $1.28 billion in 2022,[3] almost entirely from third parties.

•	PureTech level cash, cash equivalents and short-term investments were $389.4 million,[4] based on consolidated cash, cash equivalents and short-term investments of $391.5 million,[9] as of March 31, 2023.

•	PureTech’s operational runway extends into the first quarter of 2026.

Strong Clinical, Commercial and Financial Momentum Across PureTech’s Founded Entities10

For details on the progress of PureTech’s Founded Entities, please see pages 12 to 14 of PureTech’s 2022 UK Annual Report and Accounts.

PureTech Health today released its Annual Report for the year ended December 31, 2022. In compliance with the Financial Conduct Authority’s Listing Rule 9.6.3, the following documents have today been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

•	Annual Report and Accounts for the year ended December 31, 2022; and

•	Notice of 2023 Annual General Meeting.

Printed copies of these documents together with the Form of Proxy will be posted to shareholders in accordance with applicable UK rules. The Company will provide a hard copy of the Annual Report containing its audited financial statements, free of charge, to its shareholders upon request in accordance with Nasdaq requirements. Requests should be directed in writing by email to ir@puretechhealth.com. Copies are also available electronically on the Investor Relations section of the Company’s website at https://investors.puretechhealth.com/financials-filings/reports.

PureTech’s 2023 AGM will be held on June 13, 2023, at 11:00am EDT / 4:00pm BST at PureTech’s headquarters, which is located at 6 Tide Street, Boston, Massachusetts, United States. Please note that the Company has decided to hold the AGM in the United States where most of the Directors are resident for reasons of efficiency and savings of travel costs.

Shareholders are strongly encouraged to submit a proxy vote in advance of the meeting and to appoint the Chair of the meeting to act as their proxy. If a shareholder wishes to attend the meeting in person, we ask that the shareholder notify the Company by email to ir@puretechhealth.com to assist us in planning and implementing arrangements for this year’s AGM.

The Company appreciates that a number of its shareholders are not resident or located in the United States and asks shareholders to participate in the AGM by submitting any questions in advance and voting via proxy rather than attending in person. As such, any specific questions on the business of the AGM and resolutions can be submitted ahead of meeting by e-mail to ir@puretechhealth.com (marked for the attention of Dr. Bharatt Chowrira).

Shareholders are encouraged to complete and return their votes by proxy, and to do so no later than 4:00 pm (BST) on June 9, 2023. This will appoint the chair of the meeting as proxy and will ensure that votes will be counted even though attendance at the meeting is restricted and you are unable to attend in person. Details of how to appoint a proxy are set out in the notice of AGM.

PureTech will keep shareholders updated of any changes it may decide to make to the current plans for the AGM. Please visit the Company’s website at www.puretechhealth.com for the most up to date information.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 27 therapeutics and therapeutic candidates, including two (Plenity® and EndeavorRx®) that have received both US FDA clearance and European marketing authorization and a third (KarXT) that is expected to be filed soon for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to expectations regarding PureTech’s and its Founded Entities’ future prospects, development plans and strategies, the progress and timing of clinical trials and data readouts, the timing of potential regulatory submissions, and the sufficiency of available resources and expected operational runway. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to realize the benefits of our collaborations, licenses and other arrangements; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events; and those additional important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: PureTech	EU media	U.S. media

Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com	Nichole Sarkis +1 774 278 8273 nichole@tenbridgecommunications.com

Notes

1.

This represents a non-IFRS number and is comprised of cash, cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries (PureTech LYT, PureTech LYT-100, Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp, PureTech Securities II) as of December 31, 2022. For a reconciliation of this number to the IFRS equivalent number, please see below under the heading “Financial Review.”

2.

Cash, cash equivalents and short-term investments held at PureTech Health plc and consolidated subsidiaries (please refer to Note 1 to our consolidated financial statements for further information with respect to our consolidated subsidiaries) as of December 31, 2022. For more information, please see below under the heading “Financial Review.”

3.

Funding figure includes private equity financings, loans and promissory notes, public offerings or grant awards. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. Funding figure does not include proceeds from Vedanta’s 2023 post-period financing.

4.

This represents a non-IFRS number and is comprised of cash, cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries (PureTech LYT, PureTech LYT-100, Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp, PureTech Securities II) as of March 31, 2023. For a reconciliation of this number to IFRS, please see below under the heading “Financial Review.”

5.

References in this report to “Wholly Owned Programs” refer to the Company’s five therapeutic candidates (LYT-100, LYT-200, LYT-300, LYT-310, and LYT-503/IMB-150), Glyph platform and potential future therapeutic candidates and platforms that the Company may develop or obtain. References to “Wholly Owned Pipeline” refer to LYT-100, LYT-200, LYT-300, LYT-310, and LYT-503/IMB-150. On July 23, 2021, Imbrium Therapeutics exercised its option to license LYT-503/IMB-150 pursuant to which it is responsible for all future development activities and funding for LYT-503/IMB-150.

6.

Dempsey, T. M., Payne, S., Sangaralingham, L., Yao, X., Shah, N. D., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. Annals of the American Thoracic Society, 18(7), 1121–1128. https://doi.org/10.1513/AnnalsATS.202007-901OC

7.

Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17

8.

Walter, R. B., Othus, M., Burnett, A. K., Löwenberg, B., Kantarjian, H. M., Ossenkoppele, G. J., Hills, R. K., Ravandi, F., Pabst, T., Evans, A., Pierce, S. R., Vekemans, M. C., Appelbaum, F. R., & Estey, E. H. (2015). Resistance prediction in AML: analysis of 4601 patients from MRC/NCRI, HOVON/SAKK, SWOG and MD Anderson Cancer Center. Leukemia, 29(2), 312–320. https://doi.org/10.1038/leu.2014.242

9.

Cash, cash equivalents and short-term investments held at PureTech Health plc and consolidated subsidiaries (please refer to Note 1 to our consolidated financial statements for further information with respect to our consolidated subsidiaries) as of March 31, 2023. For more information, please see below under the heading “Financial Review.” The consolidated figure does not include Vedanta Biosciences, which was deconsolidated in the March 2023 post-period.

10.

Our Founded Entities are comprised of our Controlled Founded Entities and our Non-Controlled Founded Entities, all of which are incorporated in the United States. References to our “Controlled Founded Entities” refer to Follica, Incorporated, and Entrega, Inc., for all periods prior to March 1, 2023, Vedanta Biosciences, Inc., for all periods prior to May 25, 2022, Sonde Health Inc., and for all periods prior to June 10, 2021, Alivio Therapeutics, Inc. References to our “Non-Controlled Founded Entities” refer to Akili Interactive Labs, Inc., Karuna Therapeutics, Inc., Vor Bio, Inc., Gelesis, Inc., for all periods following May 25, 2022, Sonde Health, Inc., for all periods following March 1, 2023, Vedanta Biosciences, Inc., and, for all periods prior to December 18, 2019, resTORbio, Inc. We formed each of our Founded Entities and have been involved in development efforts in varying degrees. In the case of our Controlled Founded Entities Follica, Incorporated and Entrega, Inc., we continue to maintain majority voting control. With respect to our Non-Controlled Founded Entities, we may benefit from appreciation in our minority equity investment as a shareholder of such companies.

Letter from the Chair

As a member of PureTech’s Board of Directors for nearly a decade, I have seen the Company grow as a biopharmaceutical pioneer, and 2022 was the most noteworthy year yet. We achieved multiple firsts as we advanced our goal of delivering new classes of medicines for patients with unmet need.

I have been reflecting on how PureTech has grown and evolved. Its track record of clinical success is six times the industry average, and the Company has pioneered new classes of medicine that are positioned to impact the lives of millions of patients.

What stands out to me is how our disciplined approach to development and financial management has created a focused, well-capitalized organization with a clear mission and differentiated value. I have consistently been impressed by how much PureTech achieves with very little resources, especially relative to many of its peers.

The team takes swift action when they see a potential hurdle, and – while it is never easy to deprioritize a program – being decisive and following the data is what ultimately creates true value for patients and for shareholders. This team is a force, and I believe the discipline and focus demonstrated by its strong management team will continue to inspire employees to achieve great things.

PureTech’s “do more with less” ethos is something our industry at large would do well to embrace. To me, it is this approach that makes PureTech an exemplar of impact investing and what can be accomplished in a capital-efficient manner. Given the current macro-economic conditions, this will only become more imperative for companies and the patients and shareholders they serve.

PureTech’s model is unique in the industry and keeps the Company well-positioned to weather the current economic downturn. For example, the Company’s Founded Entities are a significant source of non-dilutive cash, and to date, over $780 million has been generated from the sales of Founded Entity equity and royalties to fund PureTech’s operations. PureTech also derives value from its Founded Entities in the form of royalties, milestone payments and sublicense revenues, which will similarly be invested back into the Wholly Owned Programs. This innovative strategy means the Company has not needed to dilute shareholders by tapping the equity market in over five years.

Another remarkable aspect about PureTech is the team’s ability to be ahead of the times. One example is its potential impact on mental health through its Founded Entities Karuna (Nasdaq: KRTX), Akili (Nasdaq: AKLI) and Sonde, as well as a number of PureTech’s wholly-owned CNS programs enabled by its Glyph™ platform. As the greater industry has started to produce disease modifying therapies for chronic neurologic disorders, the importance of remote screening – and even remote early diagnosis – could provide a much less expensive and invasive way to identify and stratify those who may benefit from the treatments.

PureTech also took a leading position in the role of the microbiome in medicine. Our Founded Entity Vedanta was formed on the idea of harnessing the power of the body’s ecosystem by using bacteria to make medicines to the same standards as traditional drugs.

In a similar way, PureTech’s Wholly Owned Pipeline is rich with programs that could have a substantial impact on patients’ needs. LYT-100 (deupirfenidone) for idiopathic pulmonary fibrosis (IPF) and LYT-300 (oral allopregnanolone) for anxiety and postpartum depression are just two examples of unique innovations generated by PureTech that could address the significant drawbacks of standard of care treatments.

I am proud to have worked so closely with such a talented and passionate team as I conclude my tenure as Board Chair. As PureTech embarks on a new phase of clinical expansion, I look forward to the multiple exciting milestones ahead in important areas of medical need. The groundbreaking business model and seasoned management team of PureTech remain standouts in the industry, and I believe this will steer the enterprise through continued success in 2023 and beyond. On behalf of the Board, I thank our shareholders for your continued support of our work to change the treatment paradigm for patients.

Sincerely,

Christopher Viehbacher

Chair

April 27, 2023

Letter from the Chief Executive Officer

2022 was an exceptionally productive year that shaped the next phase of PureTech’s development and furthered our mission of giving life to new medicines for patients with devastating diseases.

We continue to have one of the most productive track records in biopharma with a clinical trial success rate that is approximately six times better than the industry average.1 Across our Wholly Owned Pipeline and Founded Entities, we’ve developed the platforms and programs resulting in 27 therapeutics and therapeutic candidates. Two (Akili’s EndeavorRx® and Gelesis’ Plenity®) have gone from inception at PureTech through FDA and EU regulatory clearances, and a third (Karuna’s KarXT) is expected to be filed soon for FDA approval. Within our Wholly Owned Pipeline alone, we completed five clinical trials this year, and we expect at least five more important milestones/catalysts over the next 12 months.

The key to our strong track record of advancing promising therapeutics lies in our proven innovation and drug development strategy. Our approach is underpinned by three key pillars. The first pillar is our network of collaborators which enables us to learn about advances before the rest of the world. Nearly 30 papers related to our programs have been published in major journals such as Science, Cell and Nature, and – thanks to the deep insights of our advisors – almost all were published after we in-licensed the technology or filed key patents. This brings us to the second pillar: our innovative technologies and approaches. We are experts in applying proprietary insights to medicines that have demonstrated efficacy but that have been held back from reaching their full potential by issues for which we now have innovative solutions, and I’ll detail this further in the next section. Our third pillar is centered on what we call “killer experiments” early in the development process. We believe in disciplined and rigorous R&D, and we are quite decisive in rapidly shutting down programs that don’t reach our prespecified stringent thresholds for advancement. This allows us to pivot resources towards the programs with the highest probability of success. Consistent with this strategy, we have decided to discontinue the Orasome technology platform and Meningeal lymphatics platform, as these research programs have not yielded promising candidates the way our Glyph™ technology platform has.

Our Strategy: Unlocking new classes of medicine with proven efficacy

A majority of our Wholly Owned Pipeline candidates are based on a strategy of leveraging validated efficacy to rapidly advance therapeutics with proven profiles. For decades, biopharma has devoted time and resources to discovering new modalities and drug candidates and proving they work in patients, but important new medicines have been abandoned after running into issues that seemed insurmountable at the time. At PureTech, we are applying new technologies and proprietary insights to bring these medicines – that weren’t otherwise able to reach their potential – to life by enhancing on-target efficacy, improving tolerability or enabling oral administration.

We have a proven track record of success pursuing this approach as highlighted by the extraordinary clinical success of our Founded Entity, Karuna. In August 2022, Karuna announced that it expects to submit an NDA for KarXT in schizophrenia with the FDA in mid-2023. If approved by the FDA, Karuna’s KarXT will become the first truly novel therapy for schizophrenia in more than 50 years. KarXT was built from our recognition of both the promise and the limitations of a neuroactive compound, xanomeline. Xanomeline had demonstrated robust clinical efficacy, but it could not be advanced into later stage development due to its tolerability issues. At PureTech, we found an elegant way to overcome these limitations and enable its potential to meet the needs of the millions of people with schizophrenia. Additional details surrounding Karuna and the KarXT program can be found on page 12 of the Annual Report.

Our approach with KarXT extends to several of our other Founded Entities and our Wholly Owned Pipeline: we identify key unmet medical needs and relevant existing approaches with clearly defined opportunities and challenges, and we pursue the innovations that will unlock the greatest potential for the drug. We pursue rapid proof-of-concept through experiments that rigorously assess our hypotheses and then make the decisions that will maximize the value of our pipeline. Our Wholly Owned Pipeline candidates such as LYT-100, LYT-300 and LYT-310 exemplify this strategy.

Wholly Owned Pipeline: Late-stage development in IPF and key proofs-of-principle

In our busiest year in the clinic yet, we achieved several notable milestones. We completed five clinical studies including demonstrating compelling safety and tolerability data for LYT-100 (deupirfenidone) and proof-of-principle, oral bioavailability and tolerability for LYT-300 (oral allopregnanolone). We also achieved robust dose escalation with a strong safety profile from the monotherapy portion of our Phase 1 study LYT-200 (anti-galectin 9 mAb) in metastatic solid tumors. LYT-200 has now advanced into combination cohorts for urothelial and head and neck cancers, as well as a second trial as a monotherapy in patients with acute myeloid leukemia (AML).

All of these results were important proof points for each candidate. Notably, the results of our LYT-300 study were a significant first clinical validation for our Glyph™ technology platform, which has yielded two candidates to date (LYT-300 and LYT-310) and has great potential utility for a range of other compounds with proven efficacy but previously challenging oral bioavailability, safety and tolerability profiles.

LYT-300 is another example of how we take an existing, efficacious therapy, held back by factors that limit its commercial use, and apply novel approaches to address those limitations. With this candidate, we designed an oral treatment that preserves the natural structure of allopregnanolone. . Allopregnanolone is FDA-approved as a 60-hour intravenous infusion to treat postpartum depression but faces challenges due to the method of administration. We applied our Glyph technology to create an oral prodrug of allopregnanolone (LYT-300), and we have achieved oral bioavailability in humans that is ninefold greater than what third parties have published with orally administered allopregnanolone.2 LYT-300 has also demonstrated engagement of GABAA receptors, which are known to regulate mood and other neurological conditions. We believe offering the proven mechanism of natural allopregnanolone via the innovative orally-administered approach of LYT-300 represents an advancement that could have a truly meaningful impact for patients. LYT-300 may also unlock the class of medicines targeting GABAA receptors, which has the potential to offer advantages over current standards of care, such as rapid onset of action, for a range of conditions including depression, anxiety and others.

Another exemplar of our strategy, deuterated pirfenidone or LYT-100, has progressed into a global registration-enabling Phase 2b study for IPF, a rare, progressive and fatal lung disease where the median survival is two to five years.3 There are two FDA-approved treatments for IPF, but each of them causes significant side effects and is poorly tolerated, which means patients cannot fully benefit from the drugs because they are unable to stay on treatment long enough or at the right dose. One of these treatments, pirfenidone, has been shown to extend life by three years,3 but poor tolerability forces approximately 50% of patients to discontinue, dose adjust or switch treatment.4 Because of this, nearly three out of four patients in the US living with IPF forego treatment with these otherwise efficacious medicines.5

We hope to change this staggering statistic with LYT-100, and we have demonstrated an approximately 50% reduction in GI-related adverse events with LYT-100 in a head-to-head study compared to pirfenidone. We believe this profile may offer improved patient outcomes by both allowing patients to stay on treatment longer and potentially enabling LYT-100 to be dosed at higher exposure levels than the FDA-approved dose of pirfenidone. We look forward to sharing the results of our Phase 2b trial in 2024.

Across our Wholly Owned Pipeline, we have generated compelling clinical data this year that supported the progression of our pipeline into more advanced studies. Over the next 12 months, we anticipate multiple important catalysts that will further guide how we prioritize our pipeline.These catalysts will help to inform our decisions regarding which programs we will drive to commercial launches ourselves and which programs could be most successfully advanced through other avenues such as a partnership (for example, LYT-503/IMB-150, which is being advanced by a partner), sale or spinout into another entity. We have also advanced several additional molecules into candidate selection, and we expect to announce progress towards the clinic with these new candidates in due course.

Founded Entities Highlights: KarXT headed for FDA submission, commercial progress for EndeavorRx and Plenity, first AML data from Vor

We often describe our Founded Entities as akin to partnered programs. Having launched the foundational technologies and programs on which these companies were formed and driven them through key points of validation, we have gained tremendous know-how across R&D, regulatory and business development, and we now gain continual value through equity, royalties, sublicense revenue and/or milestone payments as the Founded Entities mature. It is due to the success of our unique model that we have been able to generate non-dilutive funding to support our innovation engine and have not needed to raise money from the capital markets in over five years.

One recent example was the approximately $115.4 million generated from the sale of Karuna stock in August 2022. Another example was realized in the March 2023 post-period. We announced that Royalty Pharma acquired an interest in our royalty in Karuna’s KarXT for up to $500 million, with $100 million in upfront cash and up to $400 million in additional payments contingent on the achievement of certain regulatory and commercial milestones. As part of this transaction, we sold our right to receive a 3% royalty from Karuna to Royalty Pharma on sales up to $2 billion annually, after which threshold we will retain 67% of the royalty payments and Royalty Pharma will receive 33%. We retain our 2.8% equity ownership in Karuna as of March 27, 2023, as well as our right to receive milestone payments from Karuna upon the achievement of certain regulatory approvals and 20% of sublicense income. This deal provides us with upfront non-dilutive capital and significant upside based on Karuna’s future regulatory and commercial successes. We’re tremendously proud of the way our model allows us to continue to fund our Wholly Owned Pipeline and operations, and we continue to manage our strong financial position proactively while retaining financial upside.

I want to highlight just a few additional key milestones from our Founded Entities in 2022. First, Karuna delivered strong Phase 3 clinical data for KarXT in August of 2022, and in the March 2023 post-period Karuna announced positive results from a second Phase 3 trial, reinforcing the safety and efficacy of KarXT. The consistency in the data to date with KarXT give us confidence in the drug’s potential to change the treatment paradigm for people with schizophrenia, and we look forward to Karuna’s continued work to validate the potential of KarXT in a range of dementias. The company’s value increased by more than 60% over the course of 2022.

Gelesis and Akili also continued to advance the commercial development of their first-in-class FDA-cleared products, Plenity and EndeavorRx. Gelesis demonstrated the market potential for Plenity as a highly differentiated weight management aid for people with obesity or who are overweight. The company has generated $39.5 million in sales since launch, $25.5 million of which was in 2022, representing a 129% increase year-over-year. Gelesis also applied with the FDA to make Plenity available without a prescription, which Gelesis has announced could be achieved as soon as the third quarter of 2023 and should significantly expand access to millions of patients not served by other treatment options due to label, affordability or tolerability. Akili has also formed a foundational partnership with global gaming giant Roblox to further expand its growth opportunities for EndeavorRx.

Finally, Vor Bio delivered initial data in patients with AML for trem-cell (formerly VOR33), supporting both the candidate’s potential and providing support for the company’s unique approach of combining targeted therapies and antigen-depleted hematopoietic stem cell transplants.

Full details for each of our Founded Entities can be found on pages 12-14 of the Annual Report.

Thanks to our global network for helping us give life to science

First and foremost, I would like to extend my deepest gratitude to the patients, families and staff participating in and supporting our clinical trials. The PureTech team is inspired by you.

To the PureTech Team: thank you for your unwavering dedication and commitment to making a transformational impact for patients. I am so proud of what we have accomplished together, and I am energized by your passion.

Finally, on behalf of the board and management team, I would like to thank our ever-widening network of shareholders, advisors and other stakeholders for your continued support and input. We are grateful for your confidence in our team, our model and our vision, and that you are with us on this journey to change the lives of patients with devastating diseases.

PureTech is poised for another dynamic year, building on our momentum from 2022. We are entering the next phase of our growth with a promising Wholly Owned Pipeline, and we are in a position to move these new medicines forward quickly and efficiently. Importantly, we have many important catalysts on the horizon, and we expect to achieve a number of development and regulatory milestones over the course of 2023 and beyond.

Daphne Zohar

Founder, Chief Executive Officer and Director

April 27, 2023

Notes

1.

Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=58%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011 – 2020. This study did not include therapeutics regulated as devices. PureTech’s aggregate percentages include all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward, calculated by multiplying the individual phase percentages of the following, Phase 1 (n = 6/8; 75%), Phase 2 (n = 10/12; 83%), Phase 3 (n = 3/4; 75%), last updated on August 8, 2022; Phase 2 and Phase 3 percentages include some therapeutic candidates where Phase 1 trials were not conducted by PureTech or its Founded Entities (i) due to the requirements of the medical device regulatory pathway or (ii) because a prior Phase 1 trial was conducted by a third party, which Phase 1 trials were not included in this analysis.

2.	Brexanolone NDA 211371 Multi-disciplinary Review and Evaluation, FDA CDER, 2018.

3.

Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17.

4.

Cottin, V., Koschel, D., Günther, A., Albera, C., Azuma, A., Sköld, C. M., Tomassetti, S., Hormel, P., Stauffer, J., Kirchgaessler, K., & Maher, T. M. (2018). Long-term safety of pirfenidone: results of the prospective, observational PASSPORT study. ERJ Open Research, 4(4), 00084–02018. https://doi.org/10.1183/23120541.00084-2018

5.

Dempsey, T., Payne, S. C., Sangaralingham, L. R., Yao, X., Shah, N., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. Annals of the American Thoracic Society, 18(7), 1121–1128. https://doi.org/10.1513/annalsats.202007-901oc

Components of Our Value

Our components are comprised of: (1) our Wholly Owned Programs, (2) Founded Entities, (3) our available cash, cash equivalents and short-term investments at the PureTech level and (4) our return of capital to shareholders.

We hold majority voting control of or otherwise retain significant influence over our Controlled Founded Entities and continue to play a role in the development of their therapeutic candidates through representation on the board of directors. As of December 31, 2022, our board designees represented a majority of the members of the board of directors of Follica and Vedanta and a minority of the members of the board of directors of Entrega. With respect to our Non-Controlled Founded Entities, we do not hold majority equity ownership and are not responsible for the development or commercialization of their therapeutic candidates and therapeutics. Our Non-Controlled Founded Entities have independent management teams, and we do not control the day-to-day development of their respective therapeutic candidates.

1. Our Wholly Owned Programs: We are focused on the advancement of our Wholly Owned Programs and delivering value to our shareholders by driving these programs to key clinical and commercial milestones. We are prioritizing preclinical and clinical advancement, while continuing to generate new wholly-owned candidates through our technology platforms and our unique model for R&D.

2. Our Founded Entities: We established these entities’ underlying programs and platforms and advanced them through key validation points. In certain cases, our value from these entities is solely derived from the potential appreciation of our equity interest. In other cases, we also have the right to royalty payments on product sales and/or sublicense revenues.

3. Cash, cash equivalents and short-term investments: We had PureTech Level cash, cash equivalents and short-term investments of $339.51 million as of December 31, 2022.

4. Our Return of Capital to Shareholders: In light of the strong foundation we have built for PureTech’s future growth, the board and senior leadership team are committed to various approaches to drive additional value to our shareholders. As part of this capital allocation strategy, in 2022 we implemented a share buyback program of up to a maximum consideration of $50 million. We maintain a capital allocation strategy that will see us prioritize funding the continued development and expansion of our Wholly Owned Pipeline and strategic investment in our Founded Entities in accordance with our strategic plan while we will also look to return certain proceeds we may receive in the future to shareholders through various distribution mechanisms, including continued share buybacks or special dividends.

Notes

1.

PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments and Consolidated cash, cash equivalents and short-term investments measures used in this Annual Report, including a reconciliation between the two measures, please see pages 51-52 of the Financial Review.

Risk management

The execution of the Group’s strategy is subject to a number of risks and uncertainties. As a clinical-stage biotherapeutics company, the Group operates in an inherently high-risk environment. The overall aim of the Group’s risk management effort is to achieve an effective balancing of risk and reward, although ultimately no strategy can provide an assurance against loss.

Risks are formally identified by the Board and appropriate processes are put in place to monitor and mitigate them on an ongoing basis. If more than one event occurs, it is possible that the overall effect of such events would compound the possible effect on the Group. The principal risks that the Board has identified as the key business risks facing the Group are set out in the table below along with the consequences and mitigation of each risk. These risks are only a high-level summary of the principal risks affecting our business; any number of these or other risks could have a material adverse effect on the Group or its financial condition, development, results of operations, subsidiary companies and/or future prospects. Further information on the risks facing the Group can be found on pages 175 to 211 which also includes a description of circumstances under which principal and other risks and uncertainties might arise in the course of our business and their potential impact.

Risk	Impact*	Management Plans/Actions

1
Risks related to science and technology failure

The science and technology being developed or commercialized by some of our businesses may fail and/or our businesses may not be able to develop their intellectual property into commercially viable therapeutics or technologies.

There is also a risk that certain of the businesses may fail or not succeed as anticipated, resulting in significant decline of our value.

The failure of any of our businesses could decrease our value. A failure of one of the major businesses could also impact the perception of PureTech as a developer of high value technologies and possibly make additional fundraising at PureTech or any Founded Entity more difficult.

Before making any decision to develop any technology, extensive due diligence is carried out that covers all the major business risks, including technological feasibility, market size, strategy, adoption and intellectual property protection.

A capital efficient approach is pursued such that some level of proof of concept has to be achieved before substantial capital is committed and thereafter allocated. Capital deployment is generally tranched so as to fund programs only to their next value milestone. Members of our Board or our management team serve on the board of directors of several of the businesses so as to continue to guide each business’s strategy and to oversee proper execution thereof. We use our extensive network of advisors to ensure that each business has appropriate domain expertise as it develops and executes on its strategy and the R&D Committee of our Board reviews each program at each stage of development and advises our Board on further actions. Additionally, we have a diversified model with numerous assets such that the failure of any one of our businesses or therapeutic candidates would not result in a failure of all of our businesses.

2 Risks related to clinical trial failure

Clinical trials and other tests to assess the commercial viability of a therapeutic candidate are typically expensive, complex and time-consuming, and have uncertain outcomes.

Conditions in which clinical trials are conducted differ, and results achieved in one

	A critical failure of a clinical trial may result in termination of the program and a significant decrease in our value. Significant delays in a clinical trial to support the appropriate regulatory approvals could impact the amount of capital required for the business to	We have a diversified model such that any one clinical trial outcome would not significantly impact our ability to operate as a going concern. We have dedicated internal resources to establish and monitor each of the clinical programs in order to try to maximise successful outcomes. We also

Risk	Impact*	Management Plans/Actions
set of conditions could be different from the results achieved in different conditions or with different subject populations. If our therapeutic candidates fail to achieve successful outcomes in their respective clinical trials, the therapeutics will not receive regulatory approval and in such event cannot be commercialized. In addition, if we fail to complete or experience delays in completing clinical tests for any of our therapeutic candidates, we may not be able to obtain regulatory approval or commercialize our therapeutic candidates on a timely basis, or at all.	become fully sustainable on a cash flow basis.

engage outside experts to help design clinical programs to help provide valuable information and mitigate the risk of failure. Significant scientific due diligence and preclinical experiments are done prior to a clinical trial to attempt to assess the odds of the success of the trial. In the event of the outsourcing of these trials, care and attention are given to assure the quality of the vendors used to perform the work.

3 Risks related to regulatory approval

The pharmaceutical industry is highly regulated. Regulatory authorities across the world enforce a range of laws and regulations which govern the testing, approval, manufacturing, labelling and marketing of pharmaceutical therapeutics. Stringent standards are imposed which relate to the quality, safety and efficacy of these therapeutics. These requirements are a major determinant of whether it is commercially feasible to develop a drug substance or medical device given the time, expertise and expense which must be invested.

We may not obtain regulatory approval for our therapeutic candidates. Moreover, approval in one territory offers no guarantee that regulatory approval will be obtained in any other territory. Even if therapeutics are approved, subsequent regulatory difficulties may arise, or the conditions relating to the approval may be more onerous or restrictive than we expect.

	The failure of one of our therapeutics to obtain any required regulatory approval, or conditions imposed in connection with any such approval, may result in a significant decrease in our value.	We manage our regulatory risk by employing highly experienced clinical managers and regulatory affairs professionals who, where appropriate, will commission advice from external advisors and consult with the regulatory authorities on the design of our preclinical and clinical programs. These experts ensure that high-quality protocols and other documentation are submitted during the regulatory process, and that well-reputed contract research organizations with global capabilities are retained to manage the trials. We also engage with experts, including on our R&D Committee, to help design clinical trials to help provide valuable information and maximize the likelihood of regulatory approval. Additionally, we have a diversified model with numerous assets such that the failure to receive regulatory approval or subsequent regulatory difficulties with respect to any one therapeutic would not adversely impact all of our therapeutics and businesses.

4 Risks related to therapeutic safety

There is a risk of adverse reactions with all drugs and medical devices. If any of our therapeutics are found to cause adverse reactions or unacceptable side effects, then therapeutic development may be delayed, additional expenses may be incurred if further studies are required, and, in extreme circumstances, it may prove necessary to suspend or terminate development. This may occur even after regulatory approval has been obtained, in which case additional trials may be required, the approval may be suspended or withdrawn or additional safety warnings may have to be included on the label. Adverse events or unforeseen side effects may also potentially lead to product liability claims being raised against us as the developer of the therapeutics and sponsor of the relevant clinical trials. These risks are also applicable to our Founded Entities and any trials they conduct or therapeutic candidates they develop.

	Adverse reactions or unacceptable side effects may result in a smaller market for our therapeutics, or even cause the therapeutics to fail to meet regulatory requirements necessary for sale of the therapeutic. This, as well as any claims for injury or harm resulting from our therapeutics, may result in a significant decrease in our value.	We design our therapeutics with safety as a top priority and conduct extensive preclinical and clinical trials which test for and identify any adverse side effects. Despite these steps and precautions, we cannot fully avoid the possibility of unforeseen side effects. To mitigate the risk further we have insurance in place to cover product liability claims which may arise during the conduct of clinical trials.

5 Risks related to therapeutic profitability

We may not be able to sell our therapeutics profitably if reimbursement from third-party payers such as private health insurers and government health authorities is restricted or not available because, for example, it proves difficult to build a sufficiently strong economic case based on the burden of illness and population impact.

Third-party payers are increasingly attempting to curtail healthcare costs by challenging the prices that are charged for pharmaceutical therapeutics and denying or limiting coverage and the level of reimbursement. Moreover, even if the therapeutics can be sold profitably, they may not be accepted by patients and the medical community.

	The failure to obtain reimbursement from third party payers, as well as competition from other therapeutics, could significantly decrease the amount of revenue we may receive from therapeutic sales for certain therapeutics. This may result in a significant decrease in our value.	We engage reimbursement experts to conduct pricing and reimbursement studies for our therapeutics to ensure that a viable path to reimbursement, or direct user payment, is available. We also closely monitor the competitive landscape for all of our therapeutics and adapt our business plans accordingly. Not all therapeutics that we are developing will rely on reimbursement. Also, while we cannot control outcomes, we try to design studies to generate data that will help support potential reimbursement.

Risk	Impact*	Management Plans/Actions

Alternatively, our competitors – many of whom have considerably greater financial and human resources – may develop safer or more effective therapeutics or be able to compete more effectively in the markets targeted by us. New companies may enter these markets and novel therapeutics and technologies may become available which are more commercially successful than those being developed by us. These risks are also applicable to our Founded Entities and could result in a decrease in their value.

6 Risks related to intellectual property protection

We may not be able to obtain patent protection for some of our therapeutics or maintain the secrecy of their trade secrets and know-how. If we are unsuccessful in doing so, others may market competitive therapeutics at significantly lower prices. Alternatively, we may be sued for infringement of third-party patent rights. If these actions are successful, then we would have to pay substantial damages and potentially remove our therapeutics from the market. We license certain intellectual property rights from third parties. If we fail to comply with our obligations under these agreements, it may enable the other party to terminate the agreement. This could impair our freedom to operate and potentially lead to third parties preventing us from selling certain of our therapeutics.

	The failure to obtain patent protection and maintain the secrecy of key information may significantly decrease the amount of revenue we may receive from therapeutic sales. Any infringement litigation against us may result in the payment of substantial damages by us and result in a significant decrease in our value.	We spend significant resources in the prosecution of our patent applications and maintenance of our patents, and we have in-house patent counsel and patent group to help with these activities. We also work with experienced external attorneys and law firms to help with the protection, maintenance and enforcement of our patents. Third party patent filings are monitored to ensure the Group continues to have freedom to operate. Confidential information (both our own and information belonging to third parties) is protected through use of confidential disclosure agreements with third parties, and suitable provisions relating to confidentiality and intellectual property exist in our employment and advisory contracts. Licenses are monitored for compliance with their terms.

7 Risks related to enterprise profitability

We expect to continue to incur substantial expenditure in further research and development activities. There is no guarantee that we will become operationally profitable, and, even if we do so, we may be unable to sustain operational profitability.

	The strategic aim of the business is to generate profits for our shareholders through the commercialization of technologies through therapeutic sales, strategic partnerships and sales of businesses or parts thereof. The timing and size of these potential inflows are uncertain. Should revenues from our activities not be achieved, or in the event that they are achieved but at values significantly less than the amount of capital invested, then it would be difficult to sustain our business.	We retain significant cash in order to support funding of our Founded Entities and our Wholly Owned Pipeline. We have close relationships with a wide group of investors and strategic partners to ensure we can continue to access the capital markets and additional monetization and funding for our businesses. Additionally, our Founded Entities are able to raise money directly from third party investors and strategic partners.

8 Risks related to hiring and retaining qualified employees

We operate in complex and specialized business domains and require highly qualified and experienced management to implement our strategy successfully. We and many of our businesses are located in the United States which is a highly competitive employment market.

Moreover, the rapid development which is envisaged by us may place unsupportable demands on our current managers and employees, particularly if we cannot attract sufficient new employees. There is also the risk that we may lose key personnel.

	The failure to attract highly effective personnel or the loss of key personnel would have an adverse impact on our ability to continue to grow and may negatively affect our competitive advantage.	The Board regularly seeks external expertise to assess the competitiveness of the compensation packages of its senior management. Senior management continually monitors and assesses compensation levels to ensure we remain competitive in the employment market. We maintain an extensive recruiting network through our Board members, advisors and scientific community involvement. We also employ an executive as a full-time in-house recruiter and retain outside recruiters when necessary or advisable. Additionally, we are proactive in our retention efforts and include incentive-based compensation in the form of equity awards and annual bonuses, as well as a competitive benefits package. We have a number of employee engagement efforts to strengthen our PureTech community.

Risk	Impact*	Management Plans/Actions

9 Risks related to business, economic or public health disruptions

Business, economic, financial or geopolitical disruptions or global health concerns could seriously harm our development efforts and increase our costs and expenses.

	Broad-based business, economic , financial or geopolitical disruptions could adversely affect our ongoing or planned research and development activities. Global health concerns, such as a further pandemic, or geopolitical events, like the ongoing consequences of the invasion of Ukraine, could also result in social, economic, and labor instability in the countries in which we operate or the third parties with whom we engage. We consider the risk to be increasing since the prior year and note further risks associated with the banking system and global financial stability. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns or geopolitical events such as these ones could disproportionately impact the hospitals and clinical sites in which we conduct any of our current and/or future clinical trials, which could have a material adverse effect on our business and our results of operation and financial impact.	We regularly review the business, economic, financial and geopolitical environment in which we operate. It is possible that we may see further impact as a result of current geopolitical tensions. We monitor the position of our suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business. We develop and execute contingency plans to address risks where appropriate.

Financial Review

Reporting Framework

You should read the following discussion and analysis together with our Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including the risks set forth on pages 44 to 47 and in the Additional Information section from pages 175 to 212, our actual results could differ materially from the results described in or implied by these forward-looking statements.

Our audited Consolidated Financial Statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, have been prepared in accordance with UK-adopted International Financial Reporting Standards (IFRS). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB).

The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc, or the Company, and its consolidated subsidiaries, together the Group. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Company has neither control nor significant influence for financial accounting purposes, or when the Company does not hold common shares (or shares similar to common shares) we recognize our holding in such entity as an investment at fair value. For purposes of our Consolidated Financial Statements, each of our Founded Entities are considered to be either a “subsidiary”, an “associate” or an “investment held at fair value” depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1 to our Consolidated Financial Statements included in this report. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below. Fair value of Investments held at fair value does not take into consideration contribution from milestones that occurred after December 31, 2022, the value of our interests in our consolidated Founded Entities (Vedanta, Follica, and Entrega), our Wholly Owned Programs, or our cash.

Business Background and Results Overview

The business background is discussed above from pages 1 to 14, which describes in detail the business development of our Wholly Owned Programs and Founded Entities.

Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our wholly-owned or Controlled Founded Entities’ therapeutic candidates, which may or may not occur. Our Founded Entities, Gelesis, Inc. (“Gelesis”), and Akili Interactive Labs, Inc. (“Akili”), which we have not controlled since 2019 and 2018, respectively, have therapeutics cleared for sale, but our Wholly Owned Programs and our Controlled Founded Entities have not yet generated any meaningful revenue from product sales, to date. However, we do generate significant cash from the sale of shares of our public Founded Entities. See also Recent Developments section below with regard to the Royalty Pharma agreement signed after balance sheet date.

We deconsolidated a number of our Founded Entities, specifically Sonde Health Inc. (“Sonde”) in May 2022, Karuna Therapeutics, Inc. (“Karuna”), Vor Biopharma Inc. (“Vor”), and Gelesis in 2019, and Akili in 2018. We expect this trend to continue into the foreseeable future as our Controlled Founded Entities raise additional funding that reduces our ownership interest. Any deconsolidation affects our financials in the following manner:

•	our ownership interest does not provide us with a controlling financial interest;

•

we no longer control the Founded Entity’s assets and liabilities and as a result we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Consolidated Statements of Financial Position;

•	we record our non-controlling financial interest in the Founded Entity at fair value; and

•	the resulting amount of any gain or loss is recognized in our Consolidated Statements of Comprehensive Income/(Loss).

We anticipate our expenses to continue to increase proportionally in connection with our ongoing development activities related mostly to the advancement into late-stage studies of the clinical programs within our Wholly Owned Pipeline and Controlled Founded Entities. We also expect that our expenses and capital requirements will increase substantially in the near to mid-term as we:

•	continue our research and development efforts;

•	seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials; and

•

add clinical, scientific, operational financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims.

In addition, our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for LYT-100, LYT-200 and LYT-300, and progress additional therapeutic candidates into the clinic, such as LYT-310, as well as advance our technology platforms.

In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis.

As a result, we may need substantial additional funding in the future, following the period described below in the Funding Requirement section, to support our continuing operations and pursue our growth strategy until such time as we can generate sufficient revenue from product sales to support our operations, if ever. Until such time we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly-owned therapeutic candidates.

Measuring Performance

The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results for each year are compared primarily with the results of the preceding year.

Reported Performance

Reported performance considers all factors that have affected the results of our business, as reflected in our Consolidated Financial Statements.

Core Performance

Core performance measures are alternative performance measures (APM) which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS.

Cash flow and liquidity
PureTech Level Cash, cash equivalents and short-term investments	Measure type: Core performance
Definition: Cash and cash equivalents, and Short-term investments held at PureTech Health plc and wholly-owned subsidiaries (PureTech LYT, PureTech LYT-100, Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp, PureTech Securities II Corp)
Why we use it: PureTech Level Cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly Owned Programs and make certain investments in Founded Entities

Recent Developments (subsequent to December 31, 2022)

The Company has evaluated subsequent events after December 31, 2022 up to the date of issuance of the Consolidated Financial Statements, and has not identified any recordable or disclosable events, except for the following:

On March 1, 2023 Vedanta issued convertible debt to a syndicate of investors. The initial close of the debt was for proceeds of approximately $88.5 million. The note carries an interest rate of 9 percent per annum. The debt has various conversion triggers and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. As part of the issuance of the debt, the convertible debt holders were granted representation in Vedanta’s Board of Directors and PureTech lost control over Vedanta. On April 24, 2023, Vedanta closed the second tranche of the convertible debt for additional proceeds of $18.0 million, of which $5.0 million were invested by the Company.

On March 22, 2023, the Company entered into an agreement with Royalty Pharma according to which Royalty Pharma acquired an interset in our royalty from Karuna’s KarXT, with $100.0 million in cash up-front, and up to $400.0 million in additional cash consideration, contingent on the achievement of certain regulatory and commercial milestones.

Gelesis

On February 21, 2023, the Company entered into a Note and Warrant Purchase agreement with Gelesis for $5.0 million cash consideration. As part of the agreement, the Company received a short term convertible senior secured note of $5.0 million and warrants to purchase additional shares of Gelesis’ common stock. The note carries an interest rate of 12 percent per annum and holds an initial maturity date of July 31, 2023 unless the note is converted earlier or redeemed by the issuer.

Subsequent to balance sheet date, on April 10, 2023, the NYSE commenced proceedings to delist the common stock of Gelesis from the NYSE due to Gelesis ceasing to meet certain conditions to trade on such stock exchange. Trading in Gelesis’s common stock was suspended immediately, and it was subsequently delisted from the NYSE. The common stock of Gelesis is currently available for trading in the over-the-counter (“OTC”) market under the symbol GLSH.

In addition, in April 2023 PureTech submitted a non-binding proposal to acquire all of the outstanding equity of Gelesis. Negotiations related to the proposal and any potential deal remain ongoing and are subject to, among other things, approval of any definitive transaction by independent committees of the boards of both Gelesis and PureTech.

Financial Highlights

The following is the reconciliation of the amounts appearing in our Statement of Financial Position to the Alternative Performance Measure described above:

	As of:
(in thousands)	March 31, 2023*	December 31, 2022	December 31, 2021
Cash and Cash Equivalents	280,594	149,866	465,708
Short-term investments	101,912	200,229

Consolidated Cash, cash equivalents and short-term investments	391,506	350,095	465,708
Less: Cash and Cash Equivalents held at non-wholly owned subsidiaries	(2,128)	(10,622)	(46,856)

PureTech Level Cash, cash equivalents and short-term investments	$389,378	$339,473	$418,851

*	Information as of March 31, 2023 is not included in PureTech Health plc’s Annual Report and Accounts 2022 and is included here for quantitative reconciliation purposes

Basis of Presentation and Consolidation

Our Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value, and is reported in four operating segments as described below.

Basis for Segmentation

Our Directors are our strategic decision-makers. Our operating segments are based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined that each consolidated Founded Entity is representative of a single operating segment as our Directors monitor the financial results at this level. When identifying the reportable segments, we have determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities. We have identified multiple reportable segments, as presented below. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

There was no change to reportable segments in 2022, except for the transfer of Sonde Health, Inc. to the Non-Controlled Founded Entities segment due to the deconsolidation of Sonde Health, Inc on May 25, 2022.

The Non-Controlled Founded Entities segment is comprised of the entities in respect of which PureTech Health (i) no longer holds majority voting control as a shareholder or (ii) no longer has the right to elect a majority of the members of the subsidiaries’ Board of Directors. Upon deconsolidation of an entity, the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of reportable segments.

As of December 31, 2022, the Non-Controlled Founded Entities segment includes Sonde Health, Inc. which was deconsolidated on May 25, 2022. Segment results incorporate the operational results of Sonde Health, Inc. to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in Sonde Health, Inc. at the parent level, and therefore the results associated with investment activity following the date of deconsolidation is included in the Parent Company and Other section.

The Company has revised in this report the prior year segment financial information to conform to the presentation as of and for the year ending December 31, 2022 to include Sonde in the Non-Controlled Founded Entities segment. This change in segments reflects how the Company’s Board of Directors reviews the Group’s results, allocates resources and assesses performance of the Group at this time.

Following is the description of our reportable segments:

Internal

The Internal segment is advancing Wholly Owned Programs, which is focused on improving the lives of patients with devastating diseases. The Internal segment is comprised of the technologies that are wholly owned and will be advanced through either PureTech Health funding or non-dilutive sources of financing in the near-term. The operational management of the Internal segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development. As of December 31, 2022, this segment included PureTech LYT, Inc. (formerly Ariya Therapeutics Inc.), PureTech LYT-100, Inc and Alivio Therapeutics, Inc.

Controlled Founded Entities

The Controlled Founded Entities segment is comprised of our subsidiaries that are currently consolidated operational subsidiaries that either have, or have plans to hire, independent management teams and have previously raised, or are currently in the process of raising, third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek a strategic partnership with an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company. As of December 31, 2022, this segment included Entrega, Inc., Follica, Inc., and Vedanta Biosciences, Inc.

Non-Controlled Founded Entities

The Non-Controlled Founded Entities segment is comprised of the entities in respect of which PureTech Health no longer has control over the entity. Upon deconsolidation of an entity the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of its reportable segments. The Non-Controlled Founded Entities segment included Sonde Health, Inc.

The Non-Controlled Founded Entities segment incorporates the operational results of the aforementioned entities to the date of deconsolidation. Following the date of deconsolidation, we account for our investment in each entity at the parent level, and therefore the results associated with investment activity (including the share in the net loss of associates) following the date of deconsolidation is included in the Parent Company and Other segment (the “Parent Company and Other segment”).

Parent Company and Other

Parent Company and Other includes activities that are not directly attributable to the operating segments, such as the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. Parent Company and Other also captures the accounting for our holdings in entities for which control has been lost, which is inclusive of the following items: gain on deconsolidation, gain or loss on investments held at fair value, realized loss on sale of investments, the share of net income/ (loss) of associates accounted for using the equity method, gain on dilution of ownership interest in associate, impairment of investment in associate. As of December 31, 2022, this segment included PureTech Health plc, PureTech Health LLC, PureTech Management, Inc., PureTech Securities Corp., and PureTech Securities II Corp. as well as certain other dormant, inactive and shell entities.

The table below summarizes the entities that comprised each of our segments as of December 31, 2022:

Internal Segment
PureTech LYT	100.0%
PureTech LYT-100, Inc.	100.0%
Alivio Therapeutics, Inc.	100.0%

Controlled Founded Entities
Entrega, Inc.	77.3%
Follica, Incorporated	85.4%
Vedanta Biosciences, Inc.	47.0%

Non-Controlled Founded Entities
Sonde Health, Inc.	40.2%

Parent Segment[1]
Puretech Health plc	100.0%
PureTech Health LLC	100.0%
PureTech Securities Corporation	100.0%
PureTech Securities II Corporation	100.0%
PureTech Management, Inc.	100.0%

1	Includes dormant, inactive and shell entities that are not listed here.

Components of Our Results of Operations

Revenue

To date, we have not generated any meaningful revenue from product sales and we do not expect to generate any meaningful revenue from product sales for the near term future. We derive our revenue from the following:

Contract revenue

We generate revenue primarily from licenses, services and collaboration agreements, including amounts that are recognized related to upfront payments, milestone payments, royalties and amounts due to us for research and development services. In the future, revenue may include additional milestone payments and royalties on any net product sales under our licensing agreements. We expect that any revenue we generate will fluctuate from period to period as a result of the timing and amount of license, research and development services and milestone and other payments.

Grant Revenue

Grant revenue is derived from grant awards we receive from governmental agencies and non-profit organizations for certain qualified research and development expenses. We recognize grants from governmental agencies as grant income in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that we will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. We evaluate the conditions of each grant as of each reporting date to ensure that we have reasonable assurance of meeting the conditions of each grant arrangement and it is expected that the grant payment will be received as a result of meeting the necessary conditions.

For proceeds from sale of our investments held at fair value, please see our Consolidated Cash flow Statements, Net cash provided by investing activities.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our wholly-owned and our Controlled Founded Entities’ therapeutic candidates, which include:

•	employee-related expenses, including salaries, related benefits and equity-based compensation;

•

expenses incurred in connection with the preclinical and clinical development of our wholly-owned and our Founded Entities’ therapeutic candidates, including our agreements with contract research organizations, or CROs;

•	expenses incurred under agreements with consultants who supplement our internal capabilities;

•	the cost of lab supplies and acquiring, developing and manufacturing preclinical study materials and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs.

We expense all research costs in the periods in which they are incurred and development costs are capitalized only if certain criteria are met. For the periods presented, we have not capitalized any development costs since we have not met the necessary criteria required for capitalization.

Research and development activities are central to our business model. Therapeutic candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future in connection with our planned preclinical and clinical development activities in the near term and in the future. The successful development of our wholly-owned and our Founded Entities’ therapeutic candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these therapeutic candidates. We are also unable to predict when, if ever, material net cash inflows will commence from our wholly-owned or our Founded Entities’ therapeutic candidates. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of:

•

progressing research and development of our Wholly Owned Pipeline, including LYT-100, LYT-200, LYT-300, LYT-310 and continuing to progress our various technology platforms and other potential therapeutic candidates based on previous human efficacy and clinically validated biology within our Wholly Owned Programs;

•	establishing an appropriate safety profile with investigational new drug application;

•	the success of our Founded Entities and their need for additional capital;

•	identifying new therapeutic candidates to add to our Wholly Owned Pipeline;

•	successful enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	commercializing our wholly-owned and our Founded Entities’ therapeutic candidates, if approved, whether alone or in collaboration with others;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	addressing any competing technological and market developments, as well as any changes in governmental regulations;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements;

•

maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, as well as obtaining and maintaining regulatory exclusivity for our wholly-owned and our Founded Entities’ therapeutic candidates;

•	continued acceptable safety profile of our therapeutics, if any, following approval; and

•	attracting, hiring and retaining qualified personnel.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, the FDA, the EMA, or another comparable foreign regulatory authority may require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a therapeutic candidate, or we may experience significant trial delays due to patient enrollment or other reasons, in which case we would be required to expend significant additional financial resources and time on the completion of clinical development. In addition, we may obtain unexpected results from our clinical trials and we may elect to discontinue, delay or modify clinical trials of some therapeutic candidates or focus on others. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our wholly-owned and our Founded Entities’ therapeutic candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our general and administrative expenses will increase in the future as we increase our general and administrative headcount to support our continued research and development and potential commercialization of our portfolio of therapeutic candidates.

Total Other Income/(Loss)

Gain on Deconsolidation of Subsidiary

Upon losing control over a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statements of Comprehensive Income/(Loss).

Gain/(Loss) on Investments Held at Fair Value

Investments held at fair value include both unlisted and listed securities held by us, which include investments in Akili, Gelesis, Karuna, Vor and Sonde and certain insignificant investments. We account for investments in preferred shares of our associates in accordance with IFRS 9 as Investments Held at Fair Value when the preferred shares do not provide access to returns underlying ownership interests.

Our ownership in Akili was in preferred shares until August 2022 at which time the preferred shares were exchanged into common shares as part of Akili SPAC merger (See Note 5 in the Consolidated financial statements). Our ownership in Vor was in preferred shares until February 2021 at which time the preferred shares were converted into common shares as part of Vor Initial Public Offering. Preferred shares formed part of our ownership in Gelesis and such preferred shares were accounted for as Investments Held at Fair value while the common stock investment is accounted for under the equity method. When the investment in common stock was reduced to zero by equity method losses, subsequent equity method losses were applied to the preferred share investment, which was considered to be a Long-term Interest. In January 2022, as part of the Gelesis SPAC merger with Capstar, the Gelesis preferred shares were exchanged for common shares in the new Gelesis entity and were treated as an additional investment in Gelesis equity interest accounted for under the equity method (for further details see Note 6 in the consolidated financial statements). Our common stock investment in Karuna is accounted for under IFRS 9 as an investment held at fair value. Our A-2 and B preferred share investments in Sonde are accounted for as investments held at fair value

Realized loss on sale of Investments

Realized loss on sale of investments held at fair value relates to realized differences in the per share disposal price of a listed security as compared to the per share exchange quoted price at the time of disposal. The difference in 2020 and 2021 is attributable to a block sale discount, due to a variety of market factors, primarily the number of shares being transacted was significantly larger than the daily trading volume of the security. The difference in 2022 is attributed to the settlement of call options written by the Company on Karuna stock.

Other Income (Expense)

Other income (expense) consists primarily of gains and losses on financial instruments and in 2022 relates primarily to the backstop agreement with Gelesis (see Note 6 in the consolidated financial statements). In prior years includes also sub-lease income.

Finance Costs/Income

Finance costs consist of loan interest expense and the changes in the fair value of certain liabilities associated with financing transactions, mainly preferred share liabilities in respect of preferred shares issued by our non wholly owned subsidiaries to third parties. Finance income consists of interest income on funds invested in money market funds and U.S. treasuries.

Share of Net Gain (Loss) of Associates Accounted for Using the Equity Method, Gain on Dilution of Ownership Interest and Impairment of Investment in Associate

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include our share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the share of losses exceeds the net investment in the investee, including the investment in preferred shares that are considered Long-term Interests, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee.

We compare the recoverable amount of the investment to its carrying amount on a go-forward basis and determine the need for impairment. We recorded an impairment in the common stock investment in Gelesis in the year ended December 31, 2022.

When our share in the equity of the investee changes as a result of equity transactions in the investee (related to financing events of the investee), we calculate a gain or loss on such change in ownership and related share in the investee’s equity. During the year ended December 31, 2022 we recorded a gain on dilution of our ownership interest in Gelesis.

Income Tax

The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are not recorded if we do not assess their realization as probable. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our financial statements in the period that includes the substantive enactment date or the change in tax status.

Results of Operations

The following table, which has been derived from our audited financial statements for the years ended December 31, 2022, 2021 and 2020, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items in dollars:

	Year ended December 31,
(in thousands)	2022	2021	2020	Change (2021 to 2022)	Change (2020 to 2021)
Contract revenue	$2,090	$9,979	$8,341	$(7,889)	$1,638

Grant revenue	13,528	7,409	3,427	6,119	3,982

Total revenue	15,618	17,388	11,768	(1,770)	5,621

Operating expenses:
General and administrative expenses	(60,991)	(57,199)	(49,440)	(3,792)	(7,760)
Research and development expenses	(152,433)	(110,471)	(81,859)	(41,962)	(28,612)

Operating income/(loss)	(197,807)	(150,282)	(119,531)	(47,524)	(30,751)

Other income/(expense):
Gain on deconsolidation of subsidiary	27,251	—	—	27,251	—
Gain/(loss) on investment held at fair value	(32,060)	179,316	232,674	(211,377)	(53,358)
Realized loss on sale of investment	(29,303)	(20,925)	(54,976)	(8,378)	34,051
Other income/(expenses)	8,131	1,592	1,035	6,539	557

Other income/(loss)	(25,981)	159,983	178,732	(185,965)	(18,749)

Net finance income/(costs)	138,924	5,050	(6,115)	133,875	11,164

Share of net income/(loss) of associates accounted for using the equity method	(27,749)	(73,703)	(34,117)	45,954	(39,587)
Gain on dilution of ownership interest in associate	28,220	—	—	28,220	—
Impairment of investment in associate	(8,390)	—	—	(8,390)	—

Income/(loss) before income taxes	(92,783)	(58,953)	18,969	(33,830)	(77,922)
Taxation	55,719	(3,756)	(14,401)	59,475	10,645

Net income/(loss) including non-controlling interest	(37,065)	(62,709)	4,568	25,644	(67,277)

Net income/(loss) for the year attributable to the Owners of the Company	$(50,354)	$(60,558)	$5,985	$10,204	$(66,543)

Comparison of the Years Ended December 31, 2022 and 2021

Total Revenue

	Year ended December 31,
(in thousands)	2022	2021	Change
Contract Revenue:
Internal Segment	$—	$8,129	$(8,129)
Controlled Founded Entities	1,500	1,500	—
Non-Controlled Founded Entities	81	115	(34)
Parent Company and other	509	235	274

Total Contract Revenue	$2,090	$9,979	$(7,889)

Grant Revenue:
Internal Segment	$2,826	$1,253	$1,573
Controlled Founded Entities	10,702	6,156	4,546

Total Grant Revenue	$13,528	$7,409	$6,119

Total Revenue	$15,618	$17,388	$(1,770)

Our total revenue was $15.6 million for the year ended December 31, 2022, a decrease of $1.8 million, or 10.2 percent compared to the year ended December 31, 2021. The decrease was primarily attributable to a decrease of $8.1 million in Contract Revenue in our Internal Segment due to the conclusion of certain collaboration activities, partially offset by an increase in Grant Revenue of $4.5 million in the Controlled Founded Entities segment, driven by an increase in grants received in our controlled founded entity, as well as an increase of $1.6 million in Grant Revenue within the Internal segment as a result of increased grant-related activities in such segment.

Research and Development Expenses

	Year ended December 31,
(in thousands)	2022	2021	Change
Research and Development Expenses:
Internal Segment	$(116,054)	$(65,444)	$50,610
Controlled Founded Entities	(34,668)	(40,667)	(5,999)
Non-Controlled Founded Entities	(826)	(3,116)	(2,290)
Parent Company and other	(885)	(1,244)	(359)

Total Research and Development Expenses:	$(152,433)	$(110,471)	$41,962

Our research and development expenses were $152.4 million for the year ended December 31, 2022, an increase of $42.0 million, or 38.0 percent compared to the year ended December 31, 2021. The change was primarily attributable to an increase of $50.6 million in research and development expenses incurred by the Internal segment due to the advancement of programs in clinical testing partially offset by decreases in the research and development expenses of $6.0 million and $2.3 million by the Controlled Founded Entities and the Non-Controlled Founded Entities, respectively. We progressed our ongoing clinical trials of LYT-100, LYT-200 and of LYT 300 in multiple indications, as well as advanced our research activities. The increase in the Internal Segment was primarily driven by an increase in clinical trial and clinical research organization expenditures of $32.7 million, an increase in research and development related employee compensation expense of $10.5 million (including an increase of $2.0 million in non cash stock based compensation expense), an increase in analytical and contract manufacturing testing costs of $4.8 million, and an increase in consulting and professional fees of $3.3 million. The decrease in the Controlled Founded Entities was driven by a $3.5 million reimbursement of expenses related to a settlement reached with a prior collaboration partner as well as additional decreases of approximately $3 million in clinical study costs. The decrease in Non-Controlled Founded Entities was due to the fact that in 2022 the results of operations of Sonde are included only through the date of deconsolidation while in 2021 such results are included for a full year.

General and Administrative Expenses

	Year ended December 31,
(in thousands)	2022	2021	Change
General and Administrative Expenses:
Internal Segment	$(8,301)	$(8,673)	$(373)
Controlled Founded Entities	(16,462)	(17,504)	(1,042)
Non-Controlled Founded Entities	(1,296)	(3,225)	(1,929)
Parent Company and other	(34,933)	(27,797)	7,136

Total General and Administrative Expenses	$(60,991)	$(57,199)	$3,792

Our general and administrative expenses were $61.0 million for the year ended December 31, 2022, an increase of $3.8 million, or 6.6 percent compared to the year ended December 31, 2021. The change was attributable to an increase of $7.1 million in the Parent Company and other segment, offset by a decreases of $1.9 million in the Non-Controlled Founded Entities segment, $1.0 million in the Controlled Founded Entities, and $0.4 million in the Internal Segment. The increase in the Parent Company and other segment was driven by a $2.5 million increase in employee compensation expense due to increase in headcount and adjustments to compensation due to inflation, as well as a $4.5 million increase in other taxes, while the decrease in Non-Controlled Founded Entities was driven by the fact that in 2022 the results of operations of Sonde are included only through the date of deconsolidation while in 2021 such results are included for a full year. The decrease in Controlled Founded Entities results from a decrease in employee compensation expenses.

Total Other Income (Loss)

Total Other loss was $26.0 million for the year ended December 31, 2022 compared to Other income of $160.0 million for the year ended December 31, 2021, reflecting a change of $186.0 million. The increase in losses was primarily attributable to a loss from investments held at fair value of $32.1 million for the year ended December 31, 2022, compared to a gain of $179.3 million for the year ended December 31, 2021 and to a much lesser extent an increase in realized loss from the sale of an investment of $8.4 million. The loss from investments held at fair value for the year ended December 31, 2022 was primarily attributed to our holdings in Akili, Vor and Gelesis earn-out shares, partially offset by a gain on Karuna holdings (see Note 5 in our consolidated financial statements for further details). The aforementioned increase in losses was partially offset by a one-time gain of $27.3 million as a result of the deconsolidation of Sonde and a gain of $7.6 million in respect of the Gelesis back-stop agreement (See Note 5 to the Consolidated Financial Statements for more details) during the year ended December 31, 2022.

Net Finance Income (Costs)

Net finance Income was $138.9 million for the year ended December 31, 2022, compared to net finance income of $5.0 million for the year ended December 31, 2021, reflecting a change of $133.9 million in Net finance Income (costs). The change was primarily attributable to the fact that during the year ended December 31, 2022 net change in fair value of subsidiaries’ preferred shares, warrant and convertible note liabilities was income of $137.1 million, primarily related to change in fair value of Vedanta preferred share liabilities, while for the year ended December 31, 2021 such change was a gain of $9.6 million, leading to increased income of $127.5 million. To a much lesser extent, the increase in finance income was also derived from a $0.8 million decrease in contractual interest expense on subsidiary convertible notes, and a $5.6 million increase in interest income from financial assets during the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Share of Net Income/(loss) of Associates accounted for using the equity method, Gain on Dilution of Interest in Associate and Impairment of Investment in Associate

For the year ended December 31, 2022, the share in net loss of associates reported under the equity method was $27.7 million as compared to the share in net loss of $73.7 million for the year ended December 31, 2021. The change was primarily attributable to a decrease in our equity interest in Gelesis following the SPAC exchange (see Note 6 to our Consolidated Financial Statements), as well as a decrease in Gelesis losses reported under IFRS for the year ended December 31, 2022, as compared to the losses reported for the year ended December 31, 2021. In addition, during the year ended December 31, 2022, PureTech recorded a gain on dilution of its equity ownership interest in Gelesis of $28.2 million as a result of the completion of the merger with CapStar on January 13, 2022—See Note 6 to the Consolidated Financial Statements for more details. Also, during the year ended December 31, 2022, the Company recorded an impairment in its investment in Gelesis of $8.4 million.

Taxation

Income tax expense was a benefit of $55.7 million for the year ended December 31, 2022, as compared to an expense of $3.8 million for the year ended December 31, 2021. The increase in the income tax benefit was primarily attributable to the increase in gains that are non taxable for the year ended December 31, 2022 as compared to the year ended December 31, 2021 and to a lesser extent to a 2022 change in state apportionment. For a full reconciliation from the statutory tax rate to the effective tax rate, see Note 25 to our Consolidated Financial Statements.

Comparison of the Years Ended December 31, 2021 and 2020

Total Revenue

	Year Ended December 31,
(in thousands)	2021	2020	Change
Contract Revenue:
Internal Segment	$8,129	$5,297	$2,833
Controlled Founded Entities	1,500	896	604
Non-Controlled Founded Entities	115	93	22
Parent Company and other	235	2,054	(1,819)

Total Contract Revenue	$9,979	$8,341	$1,638

Grant Revenue:
Internal Segment	$1,253	$1,563	$(310)
Controlled Founded Entities	6,156	1,864	4,292

Total Grant Revenue	$7,409	$3,427	$3,982

Total Revenue	$17,388	$11,768	$5,621

Our total revenue was $17.4 million for the year ended December 31, 2021, an increase of $5.6 million, or 47.8 percent compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $2.8 million in contract revenue in the Internal segment, which was primarily driven by a $6.5 million increase in revenue due to payment from Imbrium Therapeutics, Inc. following the exercise of the option to acquire an exclusive license for the Initial Product Candidate. The increase was partially offset by a decrease in contract revenue of $3.7 million recognized under IFRS 15 due to the completion of development activities related to revenues associated with multiple collaborations in the year ended December 31, 2021. The increase was also driven by an increase of $4.3 million in grant revenue in the Controlled Founded Entities segment for the year ended December 31, 2021, which was driven primarily by Vedanta’s grant revenue earned pursuant to its CARB-X and BARDA agreements. The aforementioned increases were partially offset by a non-recurrent milestone payment of $2.0 million received from Karuna (and included in Parent Company and Other) in the year ended December 31, 2020.

Research and Development Expenses

	Year Ended December 31,
(in thousands)	2021	2020	Change
Research and Development Expenses:
Internal Segment	$(65,444)	$(45,346)	$20,098
Controlled Founded Entities	(40,667)	(33,152)	7,515
Non-Controlled Founded Entities	(3,116)	(3,128)	(12)
Parent Company and other	(1,244)	(234)	1,010

Total Research and Development Expenses:	$(110,471)	$(81,859)	$28,612

Our research and development expenses were $110.5 million for the year ended December 31, 2021, an increase of $28.6 million, or 35.0 percent compared to the year ended December 31, 2020. The change was primarily attributable to an increase of $20.1 million in research and development expenses incurred by the Internal segment due to the advancement of programs in clinical testing. This was primarily driven by an increase in clinical trial and clinical research organization expenditures of $14.0 million, an increase in research and development related consulting and professional fees of $2.5 million and an increase in research and development related salaries and stock compensation of $2.6 million. We progressed our ongoing clinical trials of LYT-100 and LYT- 200 in multiple indications and initiated a clinical trial with respect to LYT 300, as well as advanced pre-clinical studies and research related to multiple candidates and research platforms. The increase was further attributable to an increase of $7.5 million in research and development expenses incurred by the Controlled Founded Entities segment, primarily attributable to Vedanta as they progressed their therapeutic candidates VE202, VE303, VE416 and VE800 towards meaningful milestones.

General and Administrative Expenses

	Year Ended December 31,
(in thousands)	2021	2020	Change
General and Administrative Expenses:
Internal Segment	$(8,673)	$(3,482)	$5,191
Controlled Founded Entities	(17,504)	(10,752)	6,752
Non-Controlled Founded Entities	(3,225)	(2,939)	286
Parent Company and other	(27,797)	(32,267)	(4,470)

Total General and Administrative Expenses	$(57,199)	$(49,440)	$7,760

Our general and administrative expenses were $57.2 million for the year ended December 31, 2021, an increase of $7.8 million, or 15.7 percent compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $7.0 million in the Controlled Founded Entities segment, which was primarily driven by non-cash increases of $2.9 million in stock based compensation expense, $1.4 million increase in payroll-related costs due to increased personnel, an increase in professional fees of $1.1 million, and an increase in legal fees of $0.9 million. The increase was further attributable to an increase of

$5.2 million in the Internal segment, which was primarily driven by an increase in the management fee charged by the Parent company of $6.2 million which was partially offset by a decrease in depreciation expense of $0.5 million for the year ended December 31, 2021. The decrease in the Parent Company and other of $4.5 million was primarily attributable to the allocation of management fee charged to other segments of $7.0 million which was partially offset by an increase in professional and recruiting fees of $0.9 million and an increase in business insurance of $1.7 million for the year ended December 31, 2021.

Total Other Income (Loss)

Total other income was $160.0 million for the year ended December 31, 2021 a decrease of $18.7 million, compared to the year ended December 31, 2020. The decline in other income was primarily attributable to a decrease in gains from investments held at fair value of $53.4 million, primarily driven by the change in the fair value of the investment in Karuna. These gains from investments held at fair value were partially offset by losses realized on sale of certain investments held at fair value, as a result of the block sale discount included in the sale. The losses realized on sale of certain investments held at fair value for the year ended December 31, 2021 decreased $34.1 million compared to the year ended December 31, 2020.

Net Finance Income (Costs)

Net finance costs were $5.0 million for the year ended December 31, 2021, a change of $11.2 million, compared to net finance costs of $6.1 million for the year ended December 31, 2020. The change was primarily attributable to a $14.0 million change leading to increased income in respect of the change in the fair value of our preferred shares, warrant and convertible note liabilities held by third parties, partially offset by a $1.8 million increase in contractual finance costs, mainly in our controlled founded entity, Vedanta, and a $1.0 million decline in interest income from financial assets for the year ended December 31, 2021.

Share of Net Gain (Loss) in Associates Accounted for Using the Equity Method, and Impairment of Investment in Associate

For the year ended December 31, 2021, the share in net loss of associates reported under the equity method was $73.7 million as compared to the share of net loss of $34.1 million for the year ended December 31, 2020. The change was primarily attributable to an increase in Gelesis losses reported under IFRS for the year ended December 31, 2021 as compared to the losses reported for the year ended December 31, 2020, due to an increase in the fair value of Gelesis financial instrument liabilities that are accounted for at Fair Value Through Profit and Loss (FVTPL).

Taxation

Income tax expense was $3.8 million for the year ended December 31, 2021,as compared to income tax expense of $14.4 million for the year ended December 31, 2020. The decrease in income tax expense was primarily attributable to the decrease in profit before tax in entities in the U.S. Federal and Massachusetts consolidated return groups of the Company. For information on the change in the tax rate, see Note 25 in the consolidated financial statements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with UK-adopted International Financial Reporting Standards (IFRS). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements. See Note 1 to our consolidated financial statements for a further detailed description of our significant accounting policies.

Financial instruments

We account for our financial instruments according to IFRS 9. As such, when issuing preferred shares in our subsidiaries we determine the classification of financial instruments in terms of liability or equity. Such determination involves significant judgement. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations upon us to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party at any point in the future prior to liquidation, and whether that obligation will be settled by exchanging a fixed amount of cash or other financial assets for a fixed number of the Group’s equity instruments.

In accordance with IFRS 9 we carry certain investments in equity securities at fair value as well as our subsidiary preferred share, convertible notes and warrant liabilities, all through profit and loss (FVTPL). Valuation of the aforementioned financial instruments (assets and liabilities) includes making significant estimates, specifically determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, earnings potential of the subsidiary businesses, appropriate discount rate, appropriate volatility, appropriate term to exit and other industry and company specific risk factors.

Consolidation:

The consolidated financial statements include the financial statements of the Company and the entities it controls. Based on the applicable accounting rules, the Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Therefore an assessment is required to determine whether the Company has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. Judgement is required to perform such assessment and it requires that the Company considers, among others, activities that most significantly affect the returns of the investee, its voting shares, representation on the board, rights to appoint board members and management, shareholders agreements, de facto power and other contributing factors.

Investment in Associates

When we do not control an investee but maintain significant influence over the financial and operating policies of the investee the investee is an associate. Significant influence is presumed to exist when we hold 20 percent or more of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. We evaluate if we maintain significant influence over associates by assessing if we have the power to participate in the financial and operating policy decisions of the associate.

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include our share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds the net investment in an equity accounted investee, including preferred share investments that are considered to be Long-Term Interests, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. To the extent we hold interests in associates that are not providing access to returns underlying ownership interests, the instrument held by PureTech is accounted for in accordance with IFRS 9.

Judgement is required in order to determine whether we have significant influence over financial and operating policies of investees. This judgement includes, among others, an assessment whether we have representation on the Board of Directors of the investee, whether we participate in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between us and the investee.

Judgement is also required to determine which instruments we hold in the investee form part of the investment in the associate, which is accounted for under IAS 28 and scoped out of IFRS 9, and which instruments are separate financial instruments that fall under the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by us and whether such financial instrument provides access to returns underlying an ownership interest.

Where the company has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute Long-Term Interests for the purposes of IAS 28 (please refer to Notes 5 and 6). This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments

Recent Accounting Pronouncements

For information on recent accounting pronouncements, see our consolidated financial statements and the related notes found elsewhere in this report.

Cash Flow and Liquidity

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:

•	the expenses incurred in the development of wholly-owned and Controlled Founded Entity therapeutic candidates;

•	the revenue, if any, generated by wholly-owned and Controlled-Founded Entity therapeutic candidates;

•	the revenue, if any, generated from licensing and royalty agreements with Founded Entities;

•	the financing requirements of the Internal segment, Controlled-Founded Entities segment and Parent segment; and

•

the investing activities related to the Internal, Controlled-Founded Entities, Non-Controlled Founded Entities and Parent segments, including the monetization, through sale, of shares held in our public Founded Entities.

As of December 31, 2022, we had consolidated cash and cash equivalents of $149.9 million and consolidated cash, cash equivalents and short term investments of $350.1 million. As of December 31, 2022, we had PureTech Level cash, cash equivalents and short-term investments of $339.5 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation to the IFRS number, see the section Measuring Performance earlier in this Financial review).

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
(in thousands)	2022	2021	2020
Net cash used in operating activities	$(178,792)	$(158,274)	$(131,827)
Net cash provided by (used in) investing activities	(107,223)	197,375	364,478
Net cash provided by (used in) financing activities	(29,827)	22,727	38,869

Net increase (decrease) in cash and cash equivalents	$(315,842)	$61,827	$271,520

Operating Activities

Net cash used in operating activities was $178.8 million for the year ended December 31, 2022, as compared to $158.3 million for the year ended December 31, 2021, resulting in an increase of $20.5 million in net cash used in operating activities. The increase in outflows is primarily attributable to our higher operating loss mainly due to an increase in research and development activities in the Internal Segment, partially offset by the timing of receipts and payments in the normal course of business.

Net cash used in operating activities was $158.3 million for the year ended December 31, 2021, as compared to $131.8 million for the year ended December 31, 2020. The increase in outflows is primarily attributable to our higher operating loss and higher income taxes paid of $7.0 million, and to a lesser extent the timing of receipts and payments in the normal course of business.

Investing Activities

Net cash used in investing activities was $107.2 million for the year ended December 31, 2022, as compared to inflows of $197.4 million for the year ended December 31, 2021, resulting in a decrease of $304.6 million in net cash resulting from investing activities. The decrease in the net cash resulting from investing activities was primarily attributed to a decrease in proceeds from the sale of investments held at fair value of $99.4 million and to the purchase of short term investments, that net of redemptions amounted to $198.7 million for the year ended December 31, 2022.

Net cash provided by investing activities was $197.4 million for the year ended December 31, 2021, as compared to inflows of $364.5 million for the year ended December 31, 2020, resulting in a decrease of $167.1 million in net cash provided by investing activities. The decrease in the net cash provided by investing activities was primarily attributed to the decrease in proceeds from the sale of investments held at fair value of $132.5 million (proceeds from such sales were $218.1 million for the year ended December 31, 2021 vs. $350.6 million for the year ended December 31, 2020) and the fact that for the year ended December 31, 2020 the Company had proceeds of $30.1 million from maturity of short term investments while for the year ended December 31, 2021, there were no such cash inflows.

Financing Activities

Net cash used in financing activities was $29.8 million for the year ended December 31, 2022, as compared to net cash provided by financing activities of $22.7 million for the year ended December 31, 2021, resulting in a decrease of $52.6 million in the net cash resulting from financing activities. The decrease in the net cash resulting from financing activities was primarily attributable to the fact that in the year ended

December 31, 2021 there was an issuance of subsidiary preferred shares of $37.6 million while for the year ended December 31, 2022 there was no such issuance, and due to the treasury share purchases of $26.5 million for the year ended December 31, 2022 while there were no such purchases for the year ended December 31, 2021. This decrease was partially offset by the fact that during year ended December 31, 2021 there were payments to settle equity settled stock based awards of $13.3 million, while for the year ended December 31, 2022 there were no such payments made.

Net cash provided by financing activities was $22.7 million for the year ended December 31, 2021, as compared to $38.9 million for the year ended December 31, 2020, resulting in a decrease of $16.1 million in the net cash provided by financing activities. The decrease in the net cash provided by financing activities was primarily attributable to the decrease in proceeds from issuance of convertible notes in subsidiaries of $22.8 million and the fact that for the year ended December 31, 2020 the Company had proceeds from the issuance of a long term loan of $14.7 million, while for the year ended December 31, 2021, there was no such cash inflow. Such decreases were partially offset by an increase in proceeds from issuance of preferred shares in subsidiaries of $23.9 million.

Funding Requirements

We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets at December 31, 2022, will be sufficient to fund our operations and capital expenditure requirements into the first quarter of 2026. We expect to incur substantial additional expenditures in the near term to support our ongoing activities. We anticipate to continue to incur net operating losses for the foreseeable future as is typical for pre-revenue biotechnology companies. Our ability to fund our therapeutic development and clinical operations as well as commercialization of our wholly-owned therapeutic candidates, will depend on the amount and timing of cash received from planned financings, monetization of shares of public Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the emergence of competing technologies and products and other adverse marketing developments;

•

the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities;

•	our degree of success in commercializing our wholly-owned therapeutic candidates, if and when approved; and

•	the number and types of future therapeutics we develop and commercialize.

A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future.

Financial Position

Summary Financial Position

	As of December 31,
(in thousands)	2022	2021	Change
Investments held at fair value	$251,892	$397,179	$(145,286)
Other non-current assets	64,562	47,018	17,544
Non-current assets	316,454	444,197	(127,743)

Cash and cash equivalents, and short term investments	350,095	465,708	(115,613)
Other current assets	36,097	36,101	(4)
Current assets	386,192	501,809	(115,617)

Total assets	702,647	946,006	(243,359)

Lease Liability	24,155	29,040	(4,884)
Deferred tax liability	19,645	89,765	(70,120)
Other non-current liabilities	14,372	16,921	(2,549)
Non-current liabilities	58,172	135,725	(77,553)

Trade and other payables	54,783	35,760	19,023
Notes payable	2,345	4,641	(2,297)
Warrant liability	47	6,787	(6,740)
Preferred shares	27,339	174,017	(146,678)
Other current liabilities	12,371	4,929	7,442
Current liabilities	96,885	226,135	(129,249)

Total liabilities	155,057	361,859	(206,802)

Net assets	547,589	584,147	(36,557)

Total equity	$547,589	$584,147	$(36,557)

Investments Held at Fair Value

Investments held at fair value decreased by $145.3 million to $251.9 million as of December 31, 2022. As of December 31, 2022, Investments held at fair value consist primarily of our common share investment in Karuna, Vor and Akili (Akili was in the form of preferred shares until August 2022) and our preferred share investment in Sonde (from May 2022). See Note 5 to our consolidated financial statements included elsewhere in this annual report for details regarding the change in investments held at fair value.

Cash, Cash Equivalents, and Short-Term Investments

Consolidated cash, cash equivalents and short-term investments decreased by $115.6 million to $350.1 million as of December 31, 2022. The decrease reflects spend attributed to our operating loss of $197.8 million, partially offset by proceeds from sale of Karuna and Vor shares of $118.7 million during the year ended December 31, 2022.

Non-Current Liabilities

Non-current liabilities decreased $77.6 million to $58.2 million as of December 31, 2022. The decrease was primarily driven by declines of $4.9 million and $70.1 million in our long-term lease liability and deferred tax liabilities, respectively as of December 31, 2022.

Trade and Other Payables

Trade and other payables increased $19.0 million to $54.8 million as of December 31, 2022. The increase reflected primarily the timing of payments as of December 31, 2022.

Notes Payable

Notes payable decreased by $2.3 million to $2.3 million as of December 31, 2022. The decrease reflects the deconsolidation of Sonde in May 2022.

Preferred Shares and warrant liabilities

Preferred share liability in subsidiaries in the Controlled founded entity segment decreased by $146.7 million to $27.3 million and warrant liability (also in Controlled founded entity segment) decreased by $6.7 million to a negligible amount as of December 31, 2022. The decrease in the preferred share liability reflects a decrease in fair value of the preferred share liability of $130.8 million and to a much lesser extent a decrease of $15.9 million due to the deconsolidation of Sonde during the year ended December 31, 2022. The decrease in the warrant liability reflects a decrease in the fair value of such warrant liability of $6.7 million.

Quantitative and Qualitative Disclosures about Financial Risks

Interest Rate Sensitivity

As of December 31, 2022, we had consolidated cash and cash equivalents of $149.9 million and short term investments of $200.2 million, while we had PureTech Level cash, cash equivalents and short-term investments of $339.5 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation to the IFRS number, see the section Measuring Performance earlier in this Financial review). Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts we do not believe change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Foreign Currency Exchange Risk

We maintain our consolidated financial statements in our functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods.

Controlled Founded Entity Investments

We maintain investments in certain Controlled Founded Entities. Our investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. We are however exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. The liability of preferred shares is maintained at fair value through the profit and loss. Our strong cash position, budgeting and forecasting processes, as well as decision making and risk mitigation framework enable us to robustly monitor and support the business activities of the Controlled Founded Entities to ensure no exposure to credit losses and ultimately dissolution or liquidation. Accordingly, we view exposure to third party preferred share liability as low. Please refer to Note 16 to our consolidated financial statements for further information regarding our exposure to Controlled Founded Entity Investments.

Non-Controlled Founded Entity Investments

We maintain certain investments in Non-Controlled Founded Entities which are deemed either as investments and accounted for as investments held at fair value or associates and accounted for under the equity method (please refer to Note 1 to our consolidated financial statements). Our exposure to investments held at fair value was $251.9 million as of December 31, 2022, and we may or may not be able to realize the value in the future. Accordingly, we view the risk as high. Our exposure to investments in associates in limited to the carrying amount of the investment. We are not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. As of December 31, 2022, Gelesis and Sonde were the only associates. The carrying amount of the investments in Gelesis and Sonde accounted for under the equity method was $9.1 million. Accordingly, we do not view this risk as high. Please refer to Notes 5, 6 and 16 to our consolidated financial statements for further information regarding our exposure to Non-Controlled Founded Entity Investments.

Equity Price Risk

As of December 31, 2022, we held 1,054,464 common shares of Karuna, 2,671,800 common shares of Vor, and 12,527,477 common shares of Akili. The fair value of our investments in the common shares of Karuna was $207.2 million, in the common shares of Vor $17.8 million, and in the common shares of Akili $14.1 million.

The investments in Karuna Vor and Akili are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna common shares, Vor common shares and Akili common shares as of December 31, 2022, would have been a loss of approximately $20.7 million, $1.8 million, and $1.4 million, respectively, that would have been recognized as a component of Other income (expense) in our Consolidated Statements of Comprehensive Income/(Loss).

Liquidity Risk

We do not believe we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. While we believe our cash and cash equivalents and short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes or decline in value based on market conditions.

Credit Risk

We maintain an investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity and to meet operating needs. Although our investments are subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments.

Credit risk is also the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to receivables is owed to the limited number of companies comprising our receivable base. However, our exposure to credit losses is currently low due to the credit quality of our receivables, which are primarily from the US government, large corporations and large funds with respect to grants.

Foreign Private Issuer Status

Owing to our U.S. listing, we report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.

The following information, which is required in connection with the Company as a company incorporated under the United Kingdom’s Companies Act 2006 and having its ordinary shares admitted to premium listing on the Official List of the United Kingdom’s Financial Conduct Authority and having its shares admitted to trading on the London Stock Exchange in the United Kingdom, has been omitted from this release and can be found on the News section of our website: Strategic Report, UK Risk Management, Brexit Statement and the audited Consolidated Financial Statements and Notes thereto. Such information is also included in our 2022 Annual Report and Accounts which is included as an exhibit to the Form 20-F that will be filed today with the United States Securities and Exchange Commission.